Exhibit 3.5

CERTIFICATE OF CORRECTION TO THE

CERTIFICATE OF DESIGNATION

OF

MONEY4GOLD HOLDINGS, INC.

Money4Gold Holdings, Inc., a Delaware corporation, certifies that:

1.

The name of the corporation is Money4Gold Holdings, Inc.

2.

A Certificate of Designation was filed by the Secretary of State of Delaware on November 17, 2008 and the Certificate of Designation requires correction as permitted by Section 103(f) of the Delaware General Corporation Law.

3.

The inaccuracy or defect of the Certificate of Designation is:

As a result of a scrivener’s error, Article 8 stated that the holders of not less than 51% of the then outstanding shares of common stock at a meeting duly called for such purpose, or through written consent, shall be required to amend, alter, change or repeal any of the preferences, limitations or relative rights of the Series A Preferred Stock.  The intent was to require consent of the holders of the Series A Preferred Stock and not the holders of the common stock.

4.

Article 8 of the Certificate of Designation is corrected to read as follows:

The affirmative vote at a meeting duly called for such purpose, or the written consent without a meeting, of the holders of not less than 51% of the then outstanding shares of the Series A Preferred Stock shall be required for any change to the Corporation’s Certificate of Incorporation that would amend, alter, change or repeal any of the preferences, limitations or relative rights of the Series A Preferred Stock.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Correction as of the 24th day of July, 2009.

MONEY4GOLD HOLDINGS, INC.

By:	/s/ Daniel Brauser
Daniel Brauser, Chief Financial Officer